Exhibit 99.1
Mynd.ai Receives Notice from NYSE American Regarding Late Filing of Annual Report on Form 20-F

Alpharetta, G.A., May 22, 2026 – Mynd.ai, Inc. (“Mynd” or the “Company”) (NYSE American: MYND) today announced that on May 18, 2026, the Company received a notice (the "Notice") from the New York Stock Exchange Regulation (the “NYSE”) indicating that the Company is not in compliance with NYSE American LLC's ("NYSE American") continued listing requirements due to its failure to timely file its Annual Report on Form 20-F for the year ended December 31, 2025 (the "Form 20-F") with the U.S. Securities and Exchange Commission (the “SEC”).
The Notice was issued under Section 1007 of the NYSE American Company Guide, which governs late filings with the SEC. Under this rule, the Company has a six-month period from the filing due date of May 15, 2026 (the “Initial Cure Period”) to file the Form 20-F and regain compliance. If the Company does not regain compliance within the Initial Cure Period, the NYSE American may, in its sole discretion, grant an additional period of up to six months (the “Additional Cure Period”), or may determine to commence suspension and delisting procedures.
As disclosed in the Form 12b-25 filed by the Company on April 30, 2026, the Company was unable, without unreasonable effort or expense, to file the Form 20-F as a result of delays in reaching conclusions on certain accounting judgments and disclosures required to be included in its financial statements for the fiscal year ending December 31, 2025. The Company is working diligently with its advisors and auditors to complete the Form 20-F and intends to file within the Initial Cure Period. However, there can be no assurance that the Company will ultimately regain compliance with all applicable NYSE American listing standards.
The Notice has no immediate impact on the listing of the Company’s American Depositary Shares, which will continue to trade on the NYSE American, subject to the Company’s compliance with other continued listing requirements.
About Mynd.ai, Inc.
Alpharetta-based Mynd is a global leader in interactive technology offering best-in-class hardware and software solutions that help organizations create and deliver dynamic content; simplify and streamline teaching, learning, and communication; and facilitate real-time collaboration. Our award-winning interactive displays and software can be found in more than 1 million learning and training spaces in over 125 countries. Our global distribution network of more than 1,000 reseller partners and our dedicated sales and support teams around the world enable us to deliver the highest level of service to our customers.
Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “plan,” “will,” “believe,” “anticipate,” “doubt,” “expect,” “intend,” and similar terms and phrases are used in this press release to identify forward-looking statements, including statements regarding the Company’s ability to file its Form 20-F. Actual results may differ materially from the results anticipated by the Company’s forward-looking statements due to certain risks, uncertainties and other factors described under the heading “Risk Factors” in the Company’s filings with the Securities and Exchange Commission. Given these risks, uncertainties, and other factors, you should not place undue reliance on these forward-looking statements, and the Company assumes no obligation to update these forward-looking statements, even if new information becomes available in the future.

For investor and media inquiries, please contact:
Investor Relations - Mynd.ai, Inc.
E-mail: investorrelations@mynd.ai
Chief Financial Officer
officeoftheCFO@mynd.ai
Tel: (206) 393-4443
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